SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. __ )1


                              SYBRON CHEMICALS INC.
       -------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    870903101
                         -------------------------------
                                 (CUSIP Number)

                     WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                         Twelfth Floor Packard Building
                             Philadelphia, PA 19102
                        Attention: David Gitlin, Esquire
                                 (215) 977-2284
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 1997
                -------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

         Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 13 Pages

                              SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP NO. 870903101                                   Page     of      Pages
--------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     399 VENTURE PARTNERS, INC.

     I.R.S. ID NO. 13-3413727
--------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                 (b) / /
--------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------
4    SOURCE OF FUNDS*
      BK, OO
--------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)       /  /
--------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------
                     7   SOLE VOTING POWER
     NUMBER OF
      SHARES                  2,025,000
    BENEFICIALLY  --------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
      EACH
    REPORTING                  None
   PERSON WITH     --------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                               2,025,000
                   --------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,025,000

--------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                       /   /
--------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.7%
-------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------

SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP NO. 870903101                                  Page     of      Pages
--------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citibank, N.A.

     I.R.S. ID NO. 13-5266470
--------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                 (b) / /
--------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------
4    SOURCE OF FUNDS*
      BK, OO
--------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)       / X /
--------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      A national banking association
--------------------------------------------------------------------------
                     7   SOLE VOTING POWER
      NUMBER OF
       SHARES                 2,025,000
     BENEFICIALLY --------------------------------------------------------
      OWNED BY       8    SHARED VOTING POWER
       EACH
    REPORTING                  None
   PERSON WITH     --------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                               2,025,000
                   --------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          399 Venture Partners, Inc., a wholly-owned subsidiary of Citibank, N.A., beneficially and directly owns the 2,025,000 shares referred to herein.

--------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                      /   /
--------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Line 11, above.
-------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       BK
-------------------------------------------------------------------------

SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP NO. 870903101                                  Page     of      Pages
--------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CITICORP

     I.R.S. ID NO. 13-2614988
--------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                 (b) / /
--------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------
4    SOURCE OF FUNDS*
      BK, OO
--------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)       / X /
--------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------
                     7   SOLE VOTING POWER
      NUMBER OF
       SHARES               2,025,000
     BENEFICIALLY --------------------------------------------------------
      OWNED BY       8    SHARED VOTING POWER
       EACH
    REPORTING                  None
   PERSON WITH     --------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                            2,025,000
                   --------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         399 Venture Partners, Inc., a wholly-owned subsidiary of Citibank, N.A., beneficially and directly owns the 2,025,000 shares referred to herein. Citibank, N.A. is a wholly-owned subsidiary of Citicorp.

--------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                      /   /
--------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Line 11, above.
-------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       HC
-------------------------------------------------------------------------

                              SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP NO. 105368104                                  Page     of      Pages
--------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     RICHARD M. KLEIN
--------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X /
                                                                    (b) / /
--------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------
4    SOURCE OF FUNDS*
    BK, OO
--------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)       /  /
--------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW JERSEY
--------------------------------------------------------------------------
                     7   SOLE VOTING POWER
     NUMBER OF            458,567, including 6,900 shares subject to options
       SHARES             exercisable within 60 days of the date hereof
     BENEFICIALLY --------------------------------------------------------
      OWNED BY       8    SHARED VOTING POWER
       EACH
    REPORTING                      None
   PERSON  WITH   --------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          458,567, including 6,900 shares subject to options exercisable within 60 days of the date hereof
                  --------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          458,567, including 6,900 shares subject to options exercisable within 60 days of the date hereof
--------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                      /   /
--------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.9% (treating 6,900 shares of Common Stock which are subject to options exercisable within 60 days of the date hereof as outstanding shares
Common Stock)
-------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       IN
-------------------------------------------------------------------------

 SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP NO. 105368104                                  Page     of      Pages
--------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JOHN H. SCHROEDER
--------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X /
                                                                  (b) / /
--------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     BK, OO
--------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)       /  /
--------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW JERSEY
--------------------------------------------------------------------------
                     7   SOLE VOTING POWER
     NUMBER OF            64,157, including 6,300 shares subject to options
       SHARES             exercisable within 60 days of the date hereof
     BENEFICIALLY --------------------------------------------------------
      OWNED BY       8    SHARED VOTING POWER
        EACH
     REPORTING      --------------------------------------------------------
   PERSON  WITH      9    SOLE DISPOSITIVE POWER
                           64,157, including 6,300 shares subject to options exercisable within 60 days of the date hereof
                    --------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            64,157, including 6,300 shares subject to options
            exercisable within 60 days of the date hereof
--------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                     /   /
--------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.1% (treating 6,300 shares of Common Stock which are subject to options exercisable within 60 days of the date hereof as outstanding shares
Common Stock)
-------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------

                                  SCHEDULE 13D

         This Statement on Schedule 13D is being filed pursuant to Rule 13d-1(b)(3) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") to reflect the formation of a group by the Reporting Persons with the purpose of effecting a change in control of the issuer in which the Reporting Persons, through an entity to be formed by them, would acquire all of Sybron's issued and outstanding common stock, par value $.01 per share, not presently owned by the Reporting Persons.


ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to shares of the common stock, par value $.01 per share, (individually, a "Share" and collectively, the "Shares") of Sybron Chemicals Inc., a Delaware corporation ("Sybron"), with its principal executive offices at Birmingham Road, Birmingham, New Jersey 08011.

ITEM 2.           IDENTITY AND BACKGROUND.

                  a. This statement is being filed jointly pursuant to Rule 13d-1(f)(1) (ARule 13d-1(f)(1)@) promulgated under the Securities Exchange Act of 1934, as amended (the AExchange Act@), by: (1) 399 Venture Partners, Inc., a Delaware corporation ("399 Venture"), formerly known as Citicorp Investments Inc.; (2) Citibank, N.A., a national banking association; (3) Citicorp, a Delaware corporation; (4) Richard M. Klein; and (5) John H. Schroeder (hereinafter, including 399 Venture, referred to individually as a "Reporting Person" and collectively as the "Reporting Persons"). This statement relates to the formation of a group by the Reporting Persons for the purpose of effecting a transaction or transactions in which the Reporting Persons or a company to be formed by them would acquire all of Sybron's issued and outstanding common stock, par value $.01 per share, not presently owned by the Reporting Persons.

         Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person and each Reporting Person agrees that this Statement is filed on behalf of such Reporting Person only.

         The Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13d-3 of the Exchange Act.

         b. The address of the principal business office of each Reporting Person is as follows:

         Reporting Person               Address

         399 Venture Partners, Inc.     399 Park Avenue
                                        New York, New York   10043

         Citibank, N.A.                 399 Park Avenue
                                        New York, New York   10043

         Citicorp                       399 Park Avenue
                                        New York, New York   10043

         Richard M. Klein               c/o Sybron Chemicals Inc.
                                        Birmingham Road, P.O. Box 66
                                        Birmingham, New Jersey   08011

         John H. Schroeder              c/o Sybron Chemicals Inc.
                                        Birmingham Road, P.O. Box 66
                                        Birmingham, New Jersey   08011

         c. 399 Venture is a wholly-owned subsidiary of Citibank, N.A. 399 Venture is a small business investment company which is primarily engaged in making equity investments.

             Citibank, N.A. is a wholly-owned subsidiary of Citicorp. Citibank, N.A. is principally engaged in the general banking business.

             Citicorp is a multi-bank holding company principally engaged, through its subsidiaries, in the general financial services business.

             Richard M. Klein's present principal occupation is President and Chief Executive Officer of Sybron. John H. Schroeder's present principal occupation is Executive Vice President, Environmental Products and Services of Sybron.

         d. During the last five years, none of the Reporting Persons, and to the knowledge of 399 Venture, Citibank, N.A. and Citicorp, none of the executive officers or directors of 399 Venture, Citibank, N.A. or Citicorp, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. Except as described herein, during the last five years, none of the Reporting Persons, and to the knowledge of 399 Venture and Citicorp, none of the executive officers or directors of 399 Venture, Citibank, N.A. or Citicorp, have been a party to an civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. In 1992 Citibank, N.A. consented to orders issued by the Securities and Exchange Commission (the "SEC") and the Comptroller of the Currency, without admitting or denying allegations and findings, with respect to findings that Citibank violated certain securities laws in its role as a transfer agent with respect to the proper safeguarding and destruction of canceled securities certificates. The orders, and related facts and circumstances, were described in Current Reports on Form 8-K, dated July 21, 1992, and January 19, 1993, that Citicorp previously filed with the SEC.

         f. Citicorp is a Delaware corporation. Citibank, N.A. is a national banking association and 399 Venture is a Delaware corporation. Except as indicated on Annex A, to the knowledge of Citicorp, Citibank, N.A. and 399 Venture, each executive officer or director of such Reporting Person is a citizen of the United States. Richard M. Klein and John H.
Schroeder are both citizens of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No funds were involved in the formation of the group by the Reporting Persons. It is anticipated that the source of funds for the transaction(s) proposed by the Reporting Persons will be loans from institutional lenders and an issuance or issuances of debt securities, but the exact forms of such loans and securities have not been determined.

ITEM 4.           PURPOSE OF TRANSACTION.

                  On October 17, 1997, the Reporting Persons, acting as a group, presented to Sybron's Board of Directors a proposal to acquire, through an entity to be formed by them, all of the issued and outstanding Shares, not owned by the members of the Reporting Persons, for a purchase price of $32 to $33 per Share in cash, with the result that the Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. The accomplishment of the acquisition is contingent upon procurement of the necessary financing, negotiation and completion of definitive agreements relating to the transaction(s) and approval of Sybron's Board of Directors.

                  At the present time, other than the actions described in the preceding paragraph, the Reporting Persons have no specific plans or proposals that would relate to or result in any of the actions specified in clauses (a) through (j) of Item 4. However, the Reporting Persons may consider any such plans or proposals in the future, if deemed appropriate.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) 399 Venture is the record and beneficial owner of 2,025,000 Shares or approximately 35.7% of the issued and outstanding Shares.

                  399 Venture is a wholly owned subsidiary of Citibank, N.A., and Citibank, N.A. is a wholly owned subsidiary of Citicorp. Citibank, N.A. and Citicorp own no Shares directly.

                  Richard M. Klein is the beneficial owner of 451,677 Shares or approximately 7.7% of the issued and outstanding Shares. In addition, Dr. Klein holds options to purchase 6,900 Shares which are exercisable on or before 60 days from the date hereof. If such option shares are treated as outstanding Shares, as contemplated by Rule 13d-3(d)(1), the option shares, together with the 451,677 Shares owned by Dr. Klein represent 7.9% of the issued and outstanding Shares. Dr. Klein holds options to purchase 23,100 Shares which options are not exercisable within 60 days of the date hereof and are not included in his beneficial ownership for the purposes of this Item.

                  John H. Schroeder is the beneficial owner of 57,853 Shares or approximately 0.99% of the issued and outstanding Shares.

In addition, Mr. Schroeder holds options to purchase 6,300 Shares which are exercisable on or before 60 days from the date hereof. If such option shares are treated as outstanding Shares, as contemplated by Rule 13d- 3(d)(1), the option shares, together with the 57,857 Shares owned by Dr. Klein represent 1.1% of the issued and outstanding Shares. Mr. Schroeder holds options to purchase 29,700 Shares which options are not exercisable within 60 days of the date hereof and are not included in his beneficial ownership for the purposes of this Item.

                  (b) 399 Venture has sole ownership of, and voting and dispositive powers over, 2,025,000 Shares. Citicorp and Citibank, N.A. own no Shares directly. Dr. Klein has sole ownership of, and voting and disposititve powers over, 451,677 Shares. Mr. Schroeder has sole ownership of, and voting and dispositive powers over, 57,857 Shares.

                  (c) None.

                  (d) Not appliciable.

                  (e) Not appliciable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  To the extent such information was available on the date hereof, to the knowledge of each Reporting Person on the date hereof, except as set forth herein or in the Exhibits, if any, filed herewith, no Reporting Person nor any of its executive officers or directors, as applicable, has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by Sybron, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

                  The members of the group anticipate entering into agreement(s) among themselves relating to the Shares and/or Sybron, but no such agreement has been entered into as of the date hereof.

                  Richard M. Klein and John H. Schroeder are eligible to participate in Sybron's Savings & Thrift Plan, as amended, (the "401(k) Plan") 1992 Stock Option Plan, as amended, and Executive Bonus Plan. Additionally, each of Dr. Klein and Mr. Schroeder have the right to participate in Sybron's Supplemental Executive Retirement Plan (the "SERP"). Both Dr. Klein and Mr. Schroeder are employees of Sybron.

                  Pursuant to Sybron's Savings and Thift Plan, as amended (the "401(k) Plan"), each of Dr. Klein and Mr. Schroeder may purchase Shares, in the 401(k) Plan, by deferring compensation otherwise payable to them by Sybron, and Sybron will contribute,in the form of Shares on behalf of each of Dr. Klein and Mr. Schroeder, an amount equal to 35 cents for each dollar of such deferred compensation invested in the 401(k) Plan.

                  Pursuant to the terms of Sybron's 1992 Stock Option Plan, as amended, from time to time, each of Dr. Klein and Mr. Schroeder may be awarded Shares in the sole discretion of Sybron's Board of Directors. During the 60 days immediately preceding the date hereof, no options were granted to either Dr. Klein and Mr. Schroeder.

                  Pursuant to the terms of the Executive Bonus Plan, a portion of Dr. Klein and Mr. Schroeder's Bonus is payable in the form of Shares as follows:

Richard M. Klein:
Bonus Year          Projected Target    Closing Price       Restricted Shares
1997                     106,274             15.50               6,856
1998                     109,463             10.75              10,182
1999                     112,745             16.00               7,046

John H. Schroeder
Bonus Year          Projected Target    Closing Price       Restricted Shares
1997                      40,912             15.50               2,639
1998                      42,139             10.75               3,919
1999                      48,954             16.00               3,059

                  Pursuant to the terms of the SERP, on an annual basis, on or about March 1st, Sybron makes a contribution to the SERP for the benefit of each of Dr. Klein and Mr. Schroeder which is based on the reduction in the amount that Dr. Klein and Mr. Schroeder, respectively, would be eligible to invest in the 401(k) Plan, but for the limits on recognized compensation under applicable tax law.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit                   Description                    Page

                  Exhibit 1         Joint Filing Agreement, dated
                                    October 24, 1997 among 399 Venture,
                                    Citibank, N.A., Citicorp, Richard M.
                                    Klein and John H. Schroeder

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the reporting persons herein.

Dated: October 27, 1997                    399 VENTURE PARTNERS, INC.


                                             By: /s/ ______________________
                                             Name: ______________________
                                             Title: ______________________


                                             CITIBANK, N.A.


                                             By: /s/ ______________________
                                             Name: ______________________
                                             Title: ______________________


                                             CITICORP


                                             By: /s/ ______________________
                                             Name: ______________________
                                             Title: ______________________


                                             /s/ Richard M. Klein
                                             Richard M. Klein


                                             /s/ John H. Schroeder
                                             John H. Schroeder

                        ANNEX A SCHEDULE 13D RELATING TO
                     COMMON SHARES OF SYBRON CHEMICALS INC.


(Parenthetical references are to the country of citizenship of persons who are not United States citizens)

Citicorp

Directors                                     Executive Officers

Alain J. P. Belds (Brazil)                    William I. Campbell (Canada)

D. Wayne Calloway                             Paul J. Collins

Paul J. Collins                               Edward Horowitz

Kenneth T. Derr                               Thomas E. Jones (England)

John M. Deutch                                Charles E. Long

Ruben Mark                                    Dionisio R. Martin (Argentina)

Richard D. Persons                            Robert A. McCormack

John S. Reed                                  Victor J. Menezes (India)

William R. Rhodes                             Lawrence R. Phillips

Roseanne L. Ridgeway                          John S. Reed

H. Onno Ruding (Netherlands)                  William R. Rhodes

Robert B. Shapiro                             John J. Roobe

Frank A. Shrontz                              H. Onno Ruding (Netherlands)

Franklin A. Thomas                            Mary Alice Taylor

Edgar S. Woolard, Jr.

Citibank, N.A.
Directors                                     Executive Officers

D. Wayne Calloway                             William I. Campbell (Canada)

Paul J. Collins                               Paul J. Collins

John M. Deutch                                Edward Horowitz

Ruben Mark                                    Thomas E. Jones (England)

Richard D. Parsons                            Charles E. Long

John S. Reed                                  Dionisio R. Martin (Argentina)

William R. Rhodes                             Robert A. McCormack

Roseanne L. Ridgeway                          Victor J. Menezes  (India)

Robert B. Shapiro                             Lawrence R. Phillips

Frank A. Shrontz                              John S. Reed

Franklin A. Thomas                            William R. Rhodes

                                              John J. Roobe

                                              H. Onno Ruding (Netherlands)

                                              Mary Alice Taylor

399 Venture Partners, Inc.
Directors                                     Executive Officers

William T. Comfort                            William T. Comfort

Ann M. Goodbody                               David F. Thomas

Thomas E. Jones                               Bryon L. Knief

Frederick A. Roesch                           Richard M. Cashin

Helene B. Shavin                              Charles E. Corpening

                                              Michael A. Delaney

                                              Noelle M. Doumar

                                              David Y. Howe

                                              Richard E. Mayberry

                                              Thomas F. McWilliams

                                              M. Saleem Maquaddam

                                              Paul C. Schorr

                                              Joseph M. Silvestri

                                              James A. Urry

                                              John D. Weber

                                              Lauren M. Connelly

                                              Helene B. Shavin

                                              Thomas H. Sanders

                                    Exhibit 1

                        Agreement dated October 24, 1997
                        Re: Joint Filing of Schedule 13D

The undersigned hereby agree that:

          (i) each of them is individually eligible to use the Schedule 13D attached hereto;

          (ii) the attached Schedule 13D is filed on behalf of each of them;

         (iii) each of them is responsible for the timely filing of such
               Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning himself or itself; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless he or it knows or has reason to believe that such information is inaccurate.

               /s/ Richard M. Klein                  399 VENTURE PARTNERS, INC.
               Richard M. Klein

                                                     By: /s/__________________
               /s/ John H. Schroeder                 Name: __________________
               John H. Schroeder                     Title: __________________


                                                     CITIBANK, N.A.


                                                     By: /s/ __________________
                                                     Name: __________________
                                                     Title: __________________


                                                     CITICORP


                                                     By: /s/ __________________
                                                     Name: __________________
                                                     Title: __________________



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